UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                       March
26, 2020


  J. Abbott R. Cooper
  Managing Member
  Driver Management Company LLC
  250 Park Avenue   7th Floor
  New York, New York 10177

          Re:     First United Corporation
                  PREC14A filed by Driver Management Company LLC, et al. Filed March 26, 2020
                  File No. 000-14237

  Dear Mr. Cooper:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Preliminary Proxy Statement filed under cover of Schedule 14A

  General

  1. Please refer to the following statement appearing on page two: "[a]s of the date hereof", the participants beneficially owned 366,212 shares of Common Stock. Assuming that the term
     "hereof" as used in this context relates to the approximate date upon which the proxy statement is expected to be mailed, and that date is at present unknown, please advise us, with a view toward revised disclosure, how this amount will be affirmed.

  2. Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.
 J. Abbott R. Cooper
March 26, 2020
Page 2

Voting and Proxy Procedures, page 40

3. The participants' position with respect to how shares will be voted on the second proposal is indeterminable and thus inconsistent with the requirements specified within Rule 14a-
   4(b)(1). To the extent the participants intend to use the discretionary authority to vote uninstructed proxy cards under that rule provision, "the form of proxy [must] state[ ] in bold-
   face type how [the participants] intend[ ] to vote the shares..." Please revise.

Incorporation by Reference, page 44

4. Rule 14a-5(c) permits information to be omitted if a clear reference is made to the document containing such information. The information is not "incorporated by reference" as the title to this section indicates. Please revise, especially given that Instruction D to Schedule 14A governs incorporation by reference. In addition, due to need for the participants to comply with Rule 14a-3(a)(1), please disclose the specific line items within
Schedule 14A the
   participants have seemingly sought to satisfy by referencing First United's proxy statement through ostensible reliance upon Rule 14a-5(c).

Form of Proxy

5. Please refer to the following representation: "DRIVER [MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3]". To the extent that the participants intend to exercise discretionary authority under Rule
14a-4(b)(1) with respect
   to proposals two and three, please advise us why the participants appear to be contemplating a recommendation with respect to each of those proposals. Notwithstanding the placeholders within the brackets, other disclosure suggests that the participants have reserved the right to vote "For" the third proposal and might vote "For" the second as well if a choice has not been specified on the form of proxy. As an indication that the proxy would be voted "For"
   either of these proposals could be interpreted as a recommendation to vote in favor of such proposals, please revise to remove this implication even if the disclosure is now tentative.

                                         *      *       *

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions
 J. Abbott R. Cooper
March 26, 2020
Page 3

cc: Andrew Freedman, Esq.
Olshan Frome Wolosky LLP